FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 6, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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           International Power Receives (pound)27 million Net Dividend from Kot Addu Power Company (KAPCO) in Pakistan


(London - 6 June 2002) International Power today announces that it has received the first dividend payment from KAPCO since 1998. This follows the resolution of all longstanding differences between International Power, Pakistan's Water and Power Development Authority (WAPDA) and KAPCO.

The interim dividend translated to a net payment of (pound)27 million to International Power with respect to its 36% equity interest in KAPCO.

Peter Giller, CEO of International Power said, "The conclusion of this dispute and implementation of the Settlement Agreement is an important achievement. It was willingness and co-operation on both sides that led to this successful result and we are grateful to WAPDA for their role in the resolution process. We look forward to continuing our close working relationship in the future."

For further information:-

Media contact:
Aarti Singhal
+44 (0)207-320-8681

Investor contact:
Grant Jones
+44 (0)207-320-8619

Media & Investor contact:
Paul Parshley
(United States) +1 508-922-3124

Notes to the Editors:

KAPCO owns the dual fuel (oil and gas) fired 1,600MW power plant located in Punjab, Pakistan. The dispute with WAPDA (the customer) began prior to the demerger of National Power and related to differences over contractual arrangements for KAPCO. In May 2002, International Power signed a Settlement Agreement with WAPDA marking the resolution of this dispute.

International Power plc is a leading independent electric generating company with over 9,400 MW (net) installed capacity in operation, 1,740MW (net) installed capacity under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000.
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                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary